Exhibit 99.1

Enerplus Announces 2014 First Quarter Results Conference Call

CALGARY, April 25, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) expects to release operating and financial results for the first quarter of 2014 on Friday, May 9, 2014 at 4:00AM MT (6:00AM ET).

A conference call hosted by Ian C. Dundas, President and CEO will be held at 8:30AM MT (10:30AM ET) to discuss these results. Details of the conference call are as follows:

Live Conference Call
Date: Time: Dial-In: Audiocast:	Friday, May 9, 2014 8:30AM MT / 10:30AM ET 647-427-7450 888-231-8191 (toll free) Passcode: 27538438 http://www.newswire.ca/en/webcast/detail/1335843/1476541

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A podcast of the conference call will be available on our website for downloading. A telephone replay will be available for 30 days following the conference call. The telephone replay can be accessed at the following numbers:

Dial-In:	416-849-0833 1-855-859-2056 (toll free)

Passcode:	27538438

Q1 2014 MD&A and financial statements will be available on our website at www.enerplus.com or under our SEDAR profile at www.sedar.com prior to the call.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 25-APR-14